UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CASA SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14713L102

(CUSIP Number)

April 18, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14713L102

1.	Name of Reporting Person Verizon Communications Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,329,170 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,329,170 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,329,170 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person CO

CUSIP No. 14713L102

1.	Name of Reporting Person Verizon Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 9,323,000 (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,323,000 (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,323,000 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.89%
12.	Type of Reporting Person OO

CUSIP No. 14713L102

1.	Name of Reporting Person Verizon Investment Management Corp.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 6,170 (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,170 (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,170 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0065%
12.	Type of Reporting Person CO

CUSIP No. 14713L102

Item 1(a)	Name of Issuer:

Casa Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Old River Road

Andover, Massachusetts

Item 2(a)	Name of Person Filing:

Verizon Communications Inc. (“Verizon”)

Verizon Ventures LLC (“Verizon LLC”)

Verizon Investment Management Corp. (“Verizon Investment”)

Item 2(b)	Address of Principal Business Office:

Verizon:

Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

Verizon LLC:

Verizon Ventures LLC

One Verizon Way

Basking Ridge, NJ 07920

Verizon Investment:

Verizon Investment Management Corp.

One Verizon Way

Basking Ridge, New Jersey 07920

Item 2(c)	Citizenship:

See Item 4 of the cover pages attached hereto.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

14713L102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (a) through (c)

(a) Amount beneficially owned:

See Item 9 of the attached cover pages.

On April 18, 2022, Verizon LLC became the direct beneficial owner of 9,323,000 shares of Common Stock.

Verizon LLC is a direct wholly owned subsidiary of Verizon, and by virtue of this relationship, Verizon may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the 9,323,000 shares of Common Stock beneficially owned by Verizon LLC.

On October 1, 2021, October 4, 2021 and January 1, 2022, Verizon Investment acquired 4,700, 520 and 950 shares of Casa Systems, Inc., respectively. Verizon Investment is a direct wholly owned subsidiary of Verizon, and by virtue of this relationship, Verizon may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the 6,170 shares of Common Stock beneficially owned by Verizon Investment.

(b) Percent of class:

See Item 11 of the attached cover pages. Calculations of the percentage of shares of Common Stock beneficially owned are based on the 94,178,077 shares of Common Stock outstanding, consisting of (i) 9,323,000 shares of Common Stock newly issued to Verizon LLC on April 18, 2022 (the “Issuance”), plus (ii) 84,855,077 shares of Common Stock the issuer notified Verizon LLC in writing were outstanding at the close of business on the business day immediately preceding the Issuance.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 22, 2022

VERIZON COMMUNICATIONS INC.

/s/William L. Horton, Jr.
(Signature)

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and
Corporate Secretary
(Name and Title)

VERIZON VENTURES LLC.

/s/Christopher J. Bartlett
(Signature)

Christopher J. Bartlett
Chairman and Chief Investment Officer
(Name and Title)

VERIZON INVESTMENT MANAGEMENT CORP.

/s/William L. Horton, Jr.
(Signature)

William L. Horton, Jr.
Secretary
(Name and Title)